SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 1)*


                               UBUYHOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK PAR VALUE $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  90347T 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 STEVEN BAZSULY
               1744 Colonial Drive, Coral Springs, Florida 33071
                                  954-227-5927
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 14, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.90347 T 10 9


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Fortuna Holdings, Ltd.             IRS, EIN, SSN      Not Applicable
     Bazsuly Family L.P.                Fed EIN            Applied For
     Worldwide Web Designers, Inc.      FED EIN            65-0930219
     Steve Bazsuly                      SSN                Available on request
                                                           by Regulatory
                                                           authorities.

     Who deny the existence of any group and who are sometimes collectively referred to as the "Reporting Persons." This Schedule 13D is a joint filing.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

               PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Fortuna Holdings, Ltd.                       Commonwealth of the Bahamas
     Bazsuly Family, L.P.                         Florida
     Worldwide Web Designers                      Florida
     Steve Bazsuly                                United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         Fortuna Holdings Ltd.            83,650,000 Common Stock

                    Fortuna Holdings Ltd.            50,000,000 Preferred Stock
                    100 votes per share

                    Steven Bazsuly                    4,975,000 Common Stock
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         Fortuna Holdings, Inc.                  83,650,000 shares
                    Steven Bazsuly                           4,975,000 shares

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     Bazsuly Family L.P.                          73,650,000 shares
     Worldwide Web Designers, Inc.                10,000,000 shares
     Steven Bazsuly                                4,975,000 shares
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     53.92%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     Fortuna Holdings, Inc.                  CO
     Bazsuly Family L.P.                     PN
     Worldwide Web Designers                 CO
     Steven Bazsuly                          IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

_______________________________________________________________________________
Item 1.  Security and Issuer.

         (a)   Name of Issuer:

               UBUYHOLDINGS, INC.

         (b)   Address of Issuer's Principal Executive Offices:

               2855 University Drive, Suite 200
               Coral Springs, Florida 33065
________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  Name of Person Filing:

                    Fortuna Holdings, Ltd.
                    Bazsuly Family L.P.
                    Worldwide Web Designers, Inc.
                    Steven Bazsuly

     (b)  Residence of business address:

                    1744 Colonial Drive
                    Coral Springs, Florida 33071

     (c)  Internet Consulting and Marketing

     (d) Whether or not, during the last five years such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:

               No.  Not applicable.

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

               No. Not applicable.

     (f)  Citizenship.

              FORTUNA HOLDINGS, INC           Bahamas Company
              BAZSULY FAMILY L.P.             Florida Limited Partnership
              WORLDWIDE WEB DESIGNERS,INC     Florida Corporation
              STEVEN BAZSULY                  U.S. Citizen
________________________________________________________________________________

Item 3.  Source and Amount of Funds or Other Consideration.

         Fortuna Holdings acquired 33,650,000 shares of the Issuer from Swiss Arctic Traders. The Transaction was completed June 14th 2001. The Agreements relating to this transaction, Item 7, Exhibits C & D refer to the assumption of a $500,000 Promissory Note, Hosting and Maintenance of Web sites concurrently licensed from UbuyHoldings, Inc., and return of 20% of Swiss Arctic Stock in exchange for 33,650,000 share. The value of the transaction was $33,650.00
 _______________________________________________________________________________

________________________________________________________________________________
Item 4.  Purpose of Transaction.

          This Schedule 13D is being submitted in accordance with regulatory compliance, following the conclusion of the material conditions of the Transfer and Assigment Agreements.
 _______________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a)  Amount Beneficially Owned

          Fortuna Holdings, Ltd legally and beneficially owns 83,650,000 shares of Common Stock of Issuer.

          Bazsuly Family L.P. beneficially owns 83,650,000 shares by reason of 80% control of Fortuna Holdings, Ltd.

          Steven Bazsuly beneficially owns 4,975,000 of the issuer, and disaffirms the ownership of shares of the Bazsuly Family L.P. because he is a limited partner and the general partner.


     (b)  Percent of Class

          Fortuna Holdings, Ltd/Bazsuly Family L.P.       50.89%
          Steve Bazsuly                                    3.03%


     (c)   Number of shares as to which such person has:

        (i)    sole power to vote or to direct the vote

               Fortuna Holdings, Ltd*                 83,650,000 Common Shares

               Fortuna Holdings, Ltd holds the equivalent of 5 Billion votes through the Preferred stock.

               Bazsuly Family L.P.**                  83,650,000 Common Shares
               **80% Control of Fortuna Holdings,Ltd.

               Steve Bazsuly                           4,975,000 Common Shares

        (ii)   shared power to vote or to direct the vote

               Not Applicable.

     (d) Any transactions in the class of securities reported on that were effected during the past sixty days or since the filing of the most recent Schedule 13D:

           None.

     (e) Any other person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities:

           None.

     (f) State the date on which the reporting person(s) ceased to be the beneficial owner of more than five percent of the class f securities:

           Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


           Not Applicable
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         A.     Table of Beneficial Ownership of Common Stock.

         B. Consent of Fortuna Holdings, Ltd.,Bazsuly Family L.P., Worldwide Web Designers,Inc., and Steven Bazsuly to file a joint Schedule 13Da.

         C.     Swiss Arctic Traders & Worldwide Web Designers Agreement

         D.     Swiss Arctic - Fortuna Holdings Assignment & Assumption

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         July 23rd 2001
                                        ----------------------------------------
                                                         (Date)

                                        Fortuna Holdings, Ltd.

                                        By:/S/JOHN E. J. KING
                                        ----------------------------------------
                                               John E.J. King, President

                                        Bazsuly Family L.P.

                                        By:/S/Steve Bazsuly
                                        -------------------------------------
                                              Steve Bazsuly, General Partner

                                        Worldwide Web Designer, Inc.

                                        By:/S/Jennifer Martin
                                        --------------------------------
                                              Jennifer Martin, President


                                        By:/S/Steven Bazsuly
                                        -----------------------------------
                                              Steven Bazsuly




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    EXHIBIT A

The following Table sets out the number of shares beneficially owned by the Reporting Persons and the indirect ownership.


                                    Direct Beneficial          Indirect
  Reporting Person                  Ownership and Control      Ownership
------------------------------      ---------------------    ------------------


Fortuna Holdings,Ltd.               83,650,000 shares

Bazsuly Family L.P.                 83,650,000 shares        80.00%    Fortuna

Worldwide Web Designers, Inc.       -0-                      11.95%    Fortuna

Steve Bazsuly*                       4,975,000 shares        86.00%    W.W.W.D.

                                    EXHIBIT B


The undersigned agree that the within statements on Schedule 13Da regarding our beneficial ownership of Common Stock of the Issuer is filed on behalf of each of us and we each consent to this joint filing.


FORTUNA HOLDINGS, LTD.
        a Bahamas company

BY:/S/  JOHN E. J. KING
-------------------------
        John E.J. King, President

BAZSULY FAMILY  L.P.

BY:/S/  STEVE BAZSULY
----------------------------
        Steve Bazsuly, General Partner

WORLDWIDE WEB DESIGNERS, INC.

BY:/S/  JENNIFER MARTIN
-----------------------------

        Jennifer Martin, President

   /S/  STEVE BAZSULY
------------------------------

        Steve Bazsuly

                                   EXHIBIT C

                         SWISS ARCTIC - FORTUNA HOLDINGS
                            ASSIGNMENT AND ASSUMPTION

Effective Date:            May 8, 2001

This Assignment and Assumption is made between Swiss Arctic Traders, Ltd. ("Swiss Arctic") and Fortuna Holdings Limited ("Fortuna").

         In consideration for the recited promises and actions taken, the parties agree as follows:

1. Swiss Arctic hereby assigns and transfers to Fortuna all of the Common Stock of E- Pawn.Com, Inc. which it holds as of the effective date of this Assignment which is approximately, 33,650,000 shares, registered on nine certificates reported on Exhibit A, attached hereto.

2. Fortuna shall assume full liability for that certain $500,000 promissory note made by Swiss Arctic that is payable to Worldwide Web Designers, Inc. ("WWW") and was issued in connection with the transaction made on January 20, 2000 among Swiss Arctic, Fortuna and WWW relating to the sale of all the outstanding shares of E- Pawn, Inc., a wholly owned subsidiary of WWW.

3. Swiss Arctic represents that the shares of common stock of E-Pawn.Com, Inc. assigned and transferred pursuant to this agreement are free and clear of all claims and encumbrances, and Swiss Arctic has full authority to transfer the certificates subject to the restrictions of the Bylaws of E-Pawn.Com, Inc. and the rules and regulations of the Securities and Exchange Commission and the State of Nevada. Swiss Arctic shall execute such stock powers and other instruments that may be necessary to effect the transfer of the shares of E-Pawm.Com, Inc. to Fortuna.

4. Upon completion of the assignment and the transaction between Swiss Arctic and E- Pawn.Com, Inc. relating to the sale of the United Kingdom subsidiaries and the transaction between Swiss Arctic and WWW relating to the services for websites to be opened and operated on behalf of the UK companies acquired by Swiss Arctic, then Swiss Arctic and Fortuna shall release each other of all claims and agreements which heretofore existed between the parties including all options and proxies.

SWISS ARCTIC TRADERS, LTD.                       FORTUNA HOLDINGS LIMITED

By: /s/ Anne Greyling                            By: /s/ John E. J. King
   -------------------------                        -----------------------
        Anne M. E. Greyling,                             John E. J. King,
        President                                        President

                                   EXHIBIT D

                 SWISS ARCTIC TRADERS -- WORLDWIDE WEB DESIGNERS
                                    AGREEMENT

         Effective Date: May 8, 2001

     This Agreement is made between Swiss Arctic Traders Ltd., a Turks and Caicos Island company ("Swiss Arctic"), and Worldwide Web Designers, Inc., a Florida corporation ("WWW").

     In consideration for the recited promises and the actions to be taken, the parties agree as follows:

1. Swiss Arctic will enter into an Internet website service agreement with WWW by which WWW will provide maintenance services for the websites of Swiss Arctic's newly acquired subsidiaries, E-Pawn.co.uk, Plc. and Ubuynetwork.co.uk, Plc.

2. WWW shall provide the general maintenance and hosting services for the websites which shall operate using software and designs licensed to Swiss Arctic for the Pawnshopauctionline.com, Swappage.com, and E-Pawnmall.com websites. Swiss Arctic shall pay or arrange for payment for the basic service in the amount of $2,000 per month payable in monthly. The agreement may provide for additional charges for costs outside the standard fees. The initial term shall be one year.

3. Upon signing the service agreement and the payment of the initial monthly service fee, WWW shall release and transfer the 20% of the outstanding shares of Swiss Arctic which it holds pursuant to the transaction made on January 20, 2000 relating to the purchase of the shares of E-Pawn, Inc.

4. In addition, WWW hereby consents to the assumption by Fortuna Holdings Limited of the $500,000 promissory note made by Swiss Arctic as part of the consideration for the sale of the E-Pawn, Inc. shares under the Agreement made on January 20, 2000. The assumption is made pursuant to that certain Assignment and Assumption agreement between Swiss Arctic and Fortuna Holdings Limited on even date herewith.

SWISS ARCTIC TRADER LTD.                      WORLDWIDE WEB DESIGNERS, INC.


By:  /s/ Anne Greyling                        By: /s/ Jennifer Martin
    ----------------------------------            -------------------------
         Anne M. E. Greyling, President               Jennifer Martin, President